



Diego Belbussi · 2nd in

Co-Founder at DRINK REJOY®

Key Biscayne, Florida, United States · 500+ connections ·

Contact info

 **DRINK REJOY®**

 **Northwestern Univer**
Kellogg School of...

Experience



Co-Founder
DRINK REJOY®
Apr 2019 – Present · 1 yr 9 mos
Miami, United States

Anheuser-Busch InBev
8 yrs 10 mos

○ **Vice President Marketing Europe & Middle East**
Feb 2016 – Mar 2019 · 3 yrs 2 mos
Europe

○ **Vice President Marketing Latin America**
Jan 2014 – Jan 2016 · 2 yrs 1 mo
Latin America

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Cervecería y Maltería Quilmes



5 yrs 6 mos

 **Brand Director - Quilmes**
Feb 2008 – Jun 2010 · 2 yrs 5 mos

 **Brand Director - Brahma**
Jan 2007 – Jan 2008 · 1 yr 1 mo

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 **Brand Director - Pasta & Rice brands**
Molinos Rio de la Plata
Oct 2003 – Jan 2005 · 1 yr 4 mos

 **British American Tobacco**
4 yrs 5 mos

 **Brand Manager - Viceroy**
Mar 2003 – Oct 2003 · 8 mos

 **Brand Executive - Camel & Winston**
Mar 2001 – Feb 2003 · 2 yrs

Show 3 more roles ⌄

Education

 **Northwestern University - Kellogg School of Management**
Executive Program, Commercial
2015 – 2015

American Society forQuality
Six Sigma - Black Belt
2012 – 2012

 **Northwestern University - Kellogg School of Management**
Marketing - Advanced Executive Program, Marketing
2010 – 2010

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